UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003.

Commission File Number: 0-1532

A.	Full title of the plan and the address of the plan, if different than that of the issuer named below:

Marsh Supermarkets, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Marsh Supermarkets, Inc.
9800 Crosspoint Boulevard
Indianapolis, Indiana 46256

FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH SUPERMARKETS, INC. 401(k) PLAN

	By:	/s/ P. Lawrence Butt

P. Lawrence Butt, Secretary
Retirement Committee

June 28, 2004

Report of Independent Registered Public Accounting Firm

Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 9, 2004

Marsh Supermarkets, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Money market funds	$82,045	$2,205,475
Marsh common stock	21,017,284	19,833,719
Mutual funds	45,976,290	36,848,398
Loans to participants	4,019,649	3,618,737

Total investments	71,095,268	62,506,329
	—	—
Accrued income	19,672	20,866
Cash (overdraft)	(78,653)	327,911
Due from broker	16,225	38,787

	71,052,512	62,893,893
Liabilities
Due to broker	49,660	343,750
Administrative expenses	45,564	—

Net assets available for benefits	$70,957,288	$62,550,143

See accompanying notes.

2

Marsh Supermarkets, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits,

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income	$783,371
Contributions:
Employee	6,200,057
Employer	2,086,556
Rollovers	217,294

8,503,907

Total additions	9,287,278
Deductions from net assets attributed to:
Benefits paid to participants or their beneficiaries	6,400,987
Administrative expenses	256,501

Total deductions	6,657,488
Net realized and unrealized appreciation in fair value of investments	5,777,355

Net increase	8,407,145
Net assets available for benefits:
Beginning of year	62,550,143

End of year	$70,957,288

See accompanying notes.

3

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by Marsh Supermarkets, Inc. (the “Company”) to provide retirement benefits for participating eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Retirement Committee of the Employees’ Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Provident Bank.

The Plan is a defined contribution retirement plan covering employees of the Company and its subsidiaries who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

Contributions

The Plan provides for employees to contribute from 1% to 50% (up to the IRS maximum) of their compensation on a pre-tax basis. The Company has contributed amounts equal to 25% of employee before tax contributions (excluding contributions in excess of six percent of compensation) (the “Employer Matching Contributions”) in cash to the Plan’s Marsh Stock Fund. The Plan also provides for Grandfathered Contributions and discretionary profit sharing contributions, as determined by the Board of Directors of the Company. The Grandfathered Contributions are non-discretionary and are allocated to certain longer service employees who participated in the Employees’ Pension Plan of Marsh Supermarkets, Inc and Subsidiaries (the “Pension Plan”) to offset benefits that would have accrued under the Pension Plan had it not been frozen as of December 31, 1996. Grandfathered Contributions of $818,461 were made in 2003.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

1. Description of the Plan (continued)

Allocations to Participants

Income on the investments of the funds is allocated daily to participants’ accounts based on their account balance. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses of the Plan or reduce future Company contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their contributions to any of the investment options offered by the Plan. Company contributions are made in the Marsh Stock Fund.

Payment of Benefits

Upon retirement or termination, a participant may receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan’s earnings or losses. If requested, benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

Expenses of the Plan

Investment management fees reduce plan earnings. All other plan expenses are paid by the Company.

Vesting Policy

The Employer Matching Contributions and Profit Sharing Contributions are subject to vesting and forfeitures. 401(k) deferrals, rollovers and Grandfathered Contributions are 100% vested and nonforfeitable. The matching and profit sharing contributions are fully vested after 3 years.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

2. Summary of Accounting Policies

Investments

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

Use of Estimates

Preparation of the financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent five percent or more of the Plan’s net assets are presented in the following table:

	2003	2002
Investments at fair value as determined by quoted market price:
Mutual funds:
Prism Fidelity Contrafund	$21,864,107	$17,197,496
PIMCO Total Ret Bond Fund	8,087,017	7,894,867
Federal Capital Preservation	4,944,946	4,321,095
Common stock:
* Marsh Class A Common Stock:	8,413,209	8,137,414
* Marsh Class B Common Stock:	12,604,075	11,696,305

* Includes nonparticipant-directed investments

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

3. Investments (continued)

During 2003 the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as presented in the following table:

Net Realized and
Unrealized
Appreciation
(Depreciation )
in Fair Value
Investments at fair value as determined by quoted market price:
Mutual funds	$7,059,306
Common stock	(1,281,951)

$5,777,355

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows:

	December 31
	2003	2002
Net assets:
Marsh common stock*:
Class A	$8,413,209	$8,137,414
Class B	12,604,075	11,696,305
Money Market	82,045	2,205,475
Cash (overdraft)	(44,607)	—

	$21,054,728	$22,039,194

*The investment in common stock represents both participant directed and nonparticipant directed funds as transactions within the fund could not be reasonably segregated.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

4. Nonparticipant-Directed Investments (continued)

Year ended
December 31, 2003
Changes in net assets:
Contributions	$3,053,774
Investment income	145,944
Net realized and unrealized depreciation in fair value of investment	(1,443,400)
Transfers to participant-directed funds	(466,201)
Benefits paid to participants	(2,265,837)
Administrative expenses	(8,746)

$(984,466)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 13, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended, is operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Marsh Supermarkets, Inc. 401(k) Plan

Notes to the Financial Statements

December 31, 2003

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2003	2002
Net assets available for benefits per the financial statements	$70,957,288	$62,550,143
Less: Benefits payable	(95,255)	(301,327)

Net assets available for benefits per the Form 5500	$70,862,033	$62,248,816

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefit payments per the financial statements	$6,400,987
Add: Benefits payable at December 31, 2003	95,255
Less: Benefits payable at December 31, 2002	(301,327)

Benefit payments to participants per Form 5500	$6,194,915

Schedules

Marsh Supermarkets, Inc. 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2003

EIN Number: 35-0918179
Plan Number: 004

(b)		(d)	(e)
	Description of Investment, Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
Lessor, or Similar Party	Par or Maturity Value	Cost	Current Value
Mutual funds:
Turner Small Cap Value Tip Fund	9,096 shares	**	$204,118
Amer Century Equity Income	14,410 shares	**	112,108
Amer Cent Strategic Asset Conservative	24,204 shares	**	132,636
Amer Cent Strategic Asset Mod	246,568 shares	**	1,563,240
Amer Cent Strategic Asset Aggressive	12,587 shares	**	87,732
Fidelity Contrafund	443,042 shares	**	21,864,107
PIMCO Total Return Bond fund	755,090 shares	**	8,087,017
Federated Max-Cap Fund Instal	119,014 shares	**	2,679,002
Amer Cent World MT FDS Intl grw	3,424 shares	**	27,151
Barn Growth Fund	73,626 shares	**	2,609,292
ABN Amro Montag & Caldwell group	3,269 shares	**	71,229
Federated Capital Preservation	494,495 shares	**	4,944,946
Federated Equity FDS Kaufman	65,363 shares	**	324,201
Templeton Foreign Fund	292,071 shares	**	3,107,633
Davis NY Venture FD Inc	5,882 shares	**	161,878

			45,976,290
Money market fund:
* Federated Money Market Obligation Trust	82,045 shares	82,045	82,045
Common stock:
* Marsh Supermarkets, Inc. Class A	775,411 shares	10,904,374	8,413,209
* Marsh Supermarkets, Inc. Class B	1,167,044 shares	14,355,539	12,604,075

		25,259,913	21,017,284
Participant loans	Interest rates ranging from 5.25% to 10.0%	—	4,019,649

		$25,341,958	$71,095,268

*Indicates party-in-interest to the Plan.

**Cost is not required for participant-directed investments

Marsh Supermarkets, Inc.

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2003

EIN Number: 35-0918179
Plan Number: 004

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value
		Purchase	Selling	Cost of	of Asset on	Net Gain
Identity of Party Involved	Description of Asset	Price	Price	Assets	Transaction Date	or (Loss)
Category (iii) — Series of transactions in excess of 5% of plan assets:
Key Trust Company of Ohio, N.A.	Employee Benefits Money Market Fund
	Purchases	$3,652,069	$—	$3,652,069	$3,652,069	$—
	Sales	—	5,775,499	5,775,499	5,775,499	—

Information concerning (e) “Lease Rental” and (f) “Expense Incurred with Transaction” has not been presented as it is not applicable. There were no category (i), (ii) or (iv) reportable transactions during 2003.